Exhibit 99.2

PNI Digital Media Inc.
(TSX: PN / OTCQX: PNDMF)

Management’s Discussion & Analysis
For the Three and Six Month Period Ended March 31, 2014

May 14, 2014

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 1

The following Management’s Discussion and Analysis (“MD&A”) is prepared in accordance with National Instrument 51-102F1, and should be read in conjunction with the Company’s Fiscal 2013 Consolidated Financial Statements and accompanying notes. These documents, along with additional information about the Company, including the Annual Report and Annual Information Form, are available at www.pnimedia.com and www.sedar.com.

This MD&A contains certain forward-looking statements, which relate to future events or the Company’s future performance, that include terms such as “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled” and similar terms. These statements involve known and unknown risks, uncertainties and other factors that are beyond the Company’s control, which may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A.

This MD&A, and the documents incorporated by reference, contain forward-looking statements pertaining to expectations which include, but are not limited to, changes in the market for our services and in consumer trends including amount of files consumers upload to the PNI Platform, changes in technology and general economic conditions, employee retention, inability to deliver on contracts, failure of sales and marketing efforts, changes in customer demands, failure of customers to continue marketing solutions provided by the Company, consolidation and or abandonment of relative departments within our key clients, competition with our products and services competition with our key clients, unintended consequences of acquisitions, including tax consequences, unforeseen liabilities, including with respect to intellectual property rights, foreign exchange and other risks detailed in the Company’s annual report and other filings.

The key assumptions underlying the aforementioned forward-looking statements are that: (a) our retailers will expand their existing photo offering and extend beyond their online photo offering into the personalized cards and invitations and business printing segments, and the Company will be able to capitalize on this expansion as a result of our broader product and feature set; (b) worldwide mobile device shipments will continue to grow, and the Company will benefit from this trend through increased sales into our retailers through our mobile applications; (c) the Company will be able to continue to add new products and features both in our core photo business as well as our personalized cards and invitations and business printing businesses; (d) the Company will successfully integrate the QPrint Pro software suite into the PNI Platform (e) the Company and Quarterhouse will be able to successfully complete the Quarterhouse milestone activities related to advancing the software solution with functionality designed to benefit the Company’s entry into new and existing revenue producing areas, (f) that our key clients will continue to use, operate and grow their in-store kiosk point of sale systems that may require our software, (g) that key clients and third party participants will adopt, implement and promote products and services over the Company’s software platform using the Company’s Application Programming Interface (API); (h) that the Company will be able to extract value in terms of paid services beyond the current revenues gained licensing the PNI Platform and (i) the Company will be able to retain current customer and attract new customers. Certain or all of the forgoing assumptions may prove to be incorrect which could negatively impact the Company’s business and the anticipated results discussed herein.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of substantial known and unknown risks and uncertainties, certain of which are beyond the Company’s control. Such risks and uncertainties include, without limitation: risks associated with increased competition from other producers; the concentration of revenue amongst a small number of large customer; the impact of general economic conditions in Canada, the United States and overseas; industry conditions, changes in technology, changes in laws and regulations (including the new intellectual property and privacy and data collection laws and regulations) and changes in how they are interpreted and enforced; changes in federal and provincial tax laws and legislation; the lack of availability of qualified personnel or management; fluctuations in foreign exchange or interest rates; stock market volatility and market valuations of companies with respect to announced transactions and the final valuations thereof; and obtaining required approvals of regulatory authorities.

This MD&A also includes statements related to the proposed acquisition of the Company by Staples, Inc., including the timing for the Company’s meeting of shareholders and the completion of the transaction. Such statements are subject to various risks and uncertainties, including the receipt of shareholder and court approval.

Readers are cautioned that the foregoing list of risks to the Company’s performance is not exhaustive and reference is made to the items under “Risk Factors” in this MD&A and the Company’s Annual Report on Form 20-F for the year ended September 30, 2013. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this MD&A are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 2

Recent Developments

On May 2, 2014, the Company entered into an agreement with Staples, Inc. (“Staples”) pursuant to which Staples has agreed to acquire all of the outstanding shares of PNI for CDN$1.70 per share, representing a total net equity value of approximately CDN$73.9 million.

The transaction will be implemented by way of a statutory plan of arrangement (“Arrangement”) and is subject to customary closing conditions, including approval by PNI shareholders and the approval of the Supreme Court of British Columbia. The special meeting of PNI shareholders to approve the Arrangement is expected to be held on or about July 8, 2014. PNI shareholders owning approximately 17.8% of the issued and outstanding PNI shares, including all of the directors and executive officers of PNI and Invesco Canada Ltd., have entered into voting agreements with Staples to vote in favour of and support the Arrangement. The Arrangement is expected to close in PNI’s 2014 fiscal fourth quarter.

The definitive agreement for the transaction (the “Arrangement Agreement”) provides for, among other things, a non-solicitation covenant on the part of PNI, subject to customary fiduciary out provisions. The Arrangement Agreement also provides Staples with a right to match potential third party proposals received by PNI. PNI is permitted to terminate the Arrangement Agreement in certain circumstances, including to allow PNI to accept a superior proposal, subject to fulfilling certain conditions. Those conditions include the payment of customary termination fees in certain circumstances.

PNI is expected to operate independently and provide improved service for both its customers and partners by leveraging the strength of Staples, one of the world’s largest internet retailers. PNI expects to continue growing its customer base with Staples’ support while maintaining the necessary resources to consistently meet its customers’ needs.

Selected financial information

The following selected financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and is presented in Canadian dollars.

	Three months ended March 31,		Six months ended March 31,
	2014	2013	2014	2013
Revenue	$5,167,404	$4,033,516	$13,317,995	$10,589,498
Gross Margin	$2,713,438	$1,723,467	$7,786,091	$5,356,246
Adjusted EBITDA[1]	$(684,575)	$(1,333,768)	$1,288,780	$(1,075,936)
Net Income (Loss) for the period	$(7,395,803)	$(1,417,403)	$(6,527,541)	$(1,736,435)
Basic earnings per common share	$(0.17)	$(0.04)	$(0.16)	$(0.05)
Fully diluted earnings per common share	$(0.17)	$(0.04)	$(0.15)	$(0.05)

1 – Adjusted EBITDA is a non-IFRS financial measure which the Company defines as net income plus amortization, impairment, interest expense, tax expense, share-based compensation expense, one-time legal settlements, and un-realized foreign exchange loss (gain). A full reconciliation of the Company’s results between these non-IFRS figures and the results in accordance with IFRS is included on page 12 of this MD&A.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 3

	As at
	March 31, 2014	September 30, 2013
Assets	$21,103,250	$14,751,232
Liabilities	$11,899,936	$6,912,653
Shareholders’ Equity	$9,203,314	$7,838,579

The words “we”, “our”, “us”, “Company” and “PNI” , and “Quarterhouse” refer to PNI Digital Media Inc., together with its subsidiaries, and/or the management and employees of the Company.

Business Overview

Many of the world’s leading retailers rely on the PNI Digital Media Platform (the “Platform” or “Network”) to sell millions of personalized products every year.

The PNI Platform is a consumer-facing Platform-as-a-Service (“PaaS”) solution that is accessible online, from an in-store terminal, or from mobile devices and applications and is relied upon by the world’s leading retailers for their e-commerce business lines. The solution includes all of the associated software systems, hosting, rendering and order routing components required for omni-channel retailers to generate, receive and process personalized digital media and products from consumers. PNI earns the majority of our fees from its retail partners based on a percentage or fixed fee of the transactions processed over the PNI Platform.

The Company also provides various expertise and services in conjunction with the PNI Platform, including consumer-facing and lab-facing support services, marketing services, category leadership, analytics, usability testing, hosting and archiving of files and the curating of unique content that can be used in the offering of personalized products. These services can be included in the fees above or charged incrementally.

Orders over our Platform are either routed for production at services managed by third party vendors or to our retail partner’s in-store printing facilities. The consumer benefits from this service by being able to pick their desired store location and, in many cases, pick up their order within 24 hours.

By combining world-class expertise in complex software platform services and systems, and in category leadership and marketing, PNI successfully enables, transacts and routes millions of orders every year on behalf of the world’s leading retailers.

In a demonstration of our scale and robust capability, the Company transferred more than 100 million files for use on our Platform in a single day – and we successfully processed over 20 million omni-channel transactions over our Platform last year.

Leading retailers who subscribe to our PNI Platform include Costco Wholesale Ltd., Costco Canada Wholesale, Costco Australia, CVS/pharmacy, Walgreen Co., Sam’s Club USA, Walmart Canada, Walmart US (photo API only), Blacks, Rite Aid, Tesco, and Fujifilm, amongst others. PNI announced in October 2013 a partnership with Samsung for a mobile photo integration

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 4

connecting Samsung phones and tablets to PNI’s retail partners, and began sending orders to retailers from the Samsung PrinTap in the second fiscal quarter of 2014. PNI also announced a relationship with Office Depot for business printing transaction processing, which is expected to launch in the fourth fiscal quarter of 2014.

The Company’s core value proposition is to provide an effective and dynamic technology platform and proven expertise that enable its large retailers to transact and transport orders that use consumer-generated content like photos, business files, presentations, business cards, greeting cards, wedding invitations and more - whether received via a website over the internet, from an in-store kiosk or from a mobile device - to the retailers’ production facilities. Retailers use our Platform for enabling the creation, ordering and routing of on-demand personalized products which include photo prints, photo books, photo cards, greeting cards, posters, wall-art, wedding invitations, business cards, presentations and bound reports and much more. Retailers are inclined to offer these personalized products because:

  They are unique to each individual shopper and therefore are only available at that retailer at that time;

  They are produced on demand, enabling retailers to minimize inventory carrying costs while also securing a healthy margin;

  They are popular with consumers; and

  They drive online orders for in-store pickup, thereby converting a ‘digital’ consumer into a valued in-store shopper.

The Company relies on the retailers to offer these products and services to their large base of consumers. We are also reliant on the retailers maintain their in-store print capabilities which enable key product offerings, such as one hour photo. Consumers, in turn, rely on those large retail brands and convenient neighborhood locations to have a quick, valuable and safe transaction experience. The retailers in turn rely on the Company to provide proven technology, category service expertise and an excellent customer experience.

As leading retailers evolve their business, our Platform has evolved as well. The PNI Platform has expanded in recent years to support in-store kiosk software implementations, and mobile apps, which in addition to our proven online solutions make the PNI Platform a true, on-demand, 360-degree software platform for leading retailers who want to drive orders in these rapidly growing categories.

On April 11, 2013, we continued our evolution through the acquisition of Quarterhouse, an Austin, Texas based company that is a leading developer of web-based-print on demand software for commercial printers and distributors. We expect this will accelerate our growth in business printing, and deliver operational improvements through highly customizable content management systems and automation tools. This allows us to target a wider range of eligible retailers including strong regional retailers and multi-outlet franchisees. The Quarterhouse development team has been an integral part of our overall development strategy, delivering on key initiatives including the Office Depot deployment. However, revenues earned to date as a result of this acquisition have been lower than anticipated due to the slower than expected rate of customer acquisitions and transition from their legacy software license model, to PNI’s preferred transaction model.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 5

Growth Strategy:

Our strategy for growth is to:

  Continue to support the world’s leading retailers with an industry best platform and service for photofinishing and photo gifting;

  Generate increased revenue per partner through innovating new product lines for new and existing partners, such as small business printing, personalized cards and invitations, posters and wall-art, and other categories of e-commerce;

  Invest in software development like our Mobile Photo Software Developer Kit (“SDK”) in order to deliver our transaction services more efficiently and flexibly;

  Innovate using new technologies like HTML5, Android and iOS apps, user experience improvements and other enhancements to maintain our competitive advantage and to encourage new user adoption and use frequency;

  Source and implement successful third party vendors to our Platform via our Platform Application Programming Interface (“API”), enabling our retailers to offer an “endless aisle” experience on our Platform; and

  Provide a workplace conducive to attracting and retaining talented people.

Competition

The digital photography market is intensely competitive with a wide range of companies competing for market share through various avenues. PNI does not have a consumer facing business model, instead positioning itself behind the established brand names of major retail partners. By positioning itself in such a manner, the Company does not have to incur the expense and risk of building a brand and market strategy to compete with large established consumer brands. As a result, the Company’s competitive risk is in its retail customer concentration as opposed to competing for consumers.

Direct competitors in the market who also provide digital order routing services on behalf of retailers include Snapfish (a division of Hewlett Packard), LifePics (a division of Taylor Corp.), Café Press Inc., and Storefront.com Online Inc. The competition for in-store kiosk software is provided by companies such as Hewlett Packard, Lucidiom, Storefront.com, Kodak Alaris, DNP Photo Imaging and Fujifilm. Although there continues to be an increased trend of business being conducted over the internet and away from the traditional store environment, a significant portion of photo and photo related business is still conducted in-store through kiosk interfaces.

Dependence on General Economic Conditions

The majority of transactions conducted through the Company’s Platform are for the sale of personal items that help consumers preserve or share their memories, express a sentiment or market a brand or service. Because all of these sales are discretionary in nature, our results are influenced by general economic conditions.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 6

Market Segmentation

The Company has two operating segments that have similar economic characteristics which are aggregated into a single reportable segment based on the manner in which the Company has organized its operations and provision of financial information to senior management.

Revenue by geographic segments

During the three and six month periods ended March 31, 2014 and 2013, the percentage of the Company’s revenue earned by geographic segment was as follows:

	Three Months Ended March 31,		Six Months Ended March 31,
	2014	2013	2014	2013
United States	73%	69%	73%	68%
Canada	20%	23%	20%	22%
Total North America	93%	92%	93%	90%
United Kingdom	6%	7%	6%	9%
Other	1%	1%	1%	1%
Total	100%	100%	100%	100%

The increase in revenues generated in the North American geographic segment as a percentage of total revenues in the first and second quarters of fiscal 2014 as compared to prior year is a result of the launch of our HTML5 card and invitation business in North American as well as transitioning a key US based customer from a transaction model based on images uploaded to a model based on a percentage of transaction fees.

Business Update

Fiscal 2014 First and Second Quarter Financial Highlights

  The dollar value of online transactions processed for retail partners over the PNI Digital Media Platform was $51 million, a 22% increase compared to the second quarter of last year. This was led by double digit year-over-year growth in all of our major categories, notably prints, cards & invitations, canvas, and photobooks, as well as the strengthening of the US dollar relative to the Canadian dollar. The revenue was generated in two main categories:

    Traditional prints revenue processed for our partners increased 20% to $32.9 million, representing 65% of total retailer revenue, driven by growth in mobile ordering and our integrations with cloud media sources including Dropbox, Facebook, and Instagram.

    Non-prints revenue from value add services such as cards and invitations, canvas, photobooks and gifts increased 29% to $17.8 million, representing 35% of total retailer revenue. As a result of our investment in HTML5 and user experience, overall user adoption has increased helping grow non-print revenue. This category has yet to benefit from the launch of our new mobile apps, which currently only process prints. We are planning to launch value added services in our mobile apps in advance of the 2014 holiday season.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 7

  Processed a Q2 record 4.3 million transactions across the PNI Digital Media Platform, a 12% increase from the same quarter last year.

  Grew revenue 28% to $5.2 million, compared to $4.0 million in the three months ended March 31, 2013. The increase in fees as compared to prior year is due to higher print revenue from the launch of our HTML5 cards and invitations product line with select major retailers, improved contract terms with all customers transitioning to the Company’s preferred transaction revenue share model, and the strengthening of the US dollar relative to the Canadian dollar.

  Gross profit was $2.7 million as compared to $1.7 million in the three months ended March 31, 2013, resulting in an increase of gross margin from 43% to 53%. The increase in gross profit as compared to the prior year is due to increased revenues, offset by increased costs of sales resulting from higher licensing costs and intangible asset amortization.

  Recorded an accrual for estimated legal settlements amounts of $5,774,886 in the second quarter of fiscal 2014 (see “Contingencies” on page 14). No comparable charge was recorded in the second quarter of 2013.

  Generated a net loss for the quarter of $7.4 million, as compared to a net loss of $1.4 million in the second quarter of fiscal 2013.

  Non-IFRS adjusted EBITDA1 was negative $0.7 million, as compared to non-IFRS adjusted EBITDA of negative $1.3 million in the second quarter of fiscal 2013.

  The Company ended the quarter with $7.6 million in cash and cash equivalents, however subsequent to the end of the quarter the Company reached a settlement on an outstanding previously disclosed claim against the Company for $5.8 million.

  The Company ended the quarter with $2.4 million in working capital, as compared to $1.2 million at September 30, 2013.

Operational Update

  In April 2014, the Company announced a three year contract with Black’s to provide an all- new photo site in addition to the in-store photo kiosk software that the Company has provided for the past 5 years. With Black’s new photo site, consumers can easily create and order photo prints and creative photo gifts, with many orders available for pick up at any Black’s location across Canada in as little as an hour.

  In March 2014, the Company began deploying the PNI in-store software to Office Depot’s 1,500 retail location with an expected go-live date in the fourth quarter of 2014.

  In January 2014, the Company announced the development of the first photo print app for Google Glass. The Company expects the app to be commercially available for use with the Google Glass in the fourth quarter of 2014.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 8

  In November 2013, the Company announced it had launched the first generation HTML5 card and invitations, collage, and canvas solutions with select major retailers. HTML5 applications are important to PNI’s mobile strategy as they work across all mobile and tablet devices as opposed to the previous industry standard Adobe® Flash®. Providing applications that work across the mobile market, especially on tablets, is important for the Company’s future growth. The Company plans to roll out card and invitations, collage, and canvas solutions within the retailer mobile app in advance of the 2014 holiday season.

Results from operations for the Three and Six Months Ended March 31, 2014

Revenue

	Three months ended March 31,
	2014		2013
Description

Transaction fees	$2,963,215	57%	$2,991,870	74%
Software licenses and Installation fees	297,213	6%	223,642	6%
Membership fees	1,264,466	24%	413,810	10%
Professional fees	89,022	2%	27,200	1%
Archive fees	553,488	11%	376,994	9%

Total	$5,167,404	100%	$4,033,516	100%

	Six Months Ended March 31,
	2014		2013
Description

Transaction fees	$9,363,663	70%	$8,378,774	79%
Software licenses and Installation fees	520,208	4%	548,657	5%
Membership fees	2,177,305	16%	830,516	8%
Professional fees	246,188	2%	127,291	1%
Archive fees	1,010,631	8%	704,260	7%

Total	$13,317,995	100%	$10,589,498	100%

Revenue for the second quarter of fiscal 2014 was $5.2 million, as compared to $4.0 million in the three months ended March 31, 2013, a 28% increase. We generate a significant portion of our revenue from a small number of customers. During the second quarter of fiscal 2014, we earned $4,433,071 from three customer groups, representing 86% of our total revenue for the quarter. On a year to date basis we have earned 85% of our revenues from three customers groups.

The decrease in transaction fees for the three months ended March 31, 2014 was due to the transition of one customer contract where revenues were previously earned based on the number of images uploaded to the PNI Platform. Under the terms of this revised agreement a portion of the compensation to PNI is included as fixed membership fees, and a portion is recorded as a percentage of the order value and included as transaction fees. When looking at membership fees and transaction fees on a combined basis for the three and six month periods ended March 31, 2014, combined fees increased by 24% and 25%, respectively, as compared to the three and six month periods March 31, 2013. These increases are due to higher fees from improved sales across all our major product categories, especially gifts and invitations, prints, photobooks, and gift products such as canvas and collage.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 9

Archive fees represent charges made to our customers after the volume of data held on their behalf reaches pre-determined limits. Our customers remain in charge of the business rules offered to their consumers around storage and therefore future revenue in this area could be curtailed should any of our customers stop providing their own customers with free storage solutions.

Software license and installation fees arise from performing site installation and development work. While a portion of revenue from this source continues to track at consistent levels each month through recurring license fees earned from some of our European customers, other elements of this revenue are non-recurring and are earned either through developing and installing new sites for customers or by making sales of kiosk software licenses.

For the year to date, revenue was $13.3 million compared to $10.6 million the same period in fiscal 2013. The increase in fees as compared to prior year is due to higher print revenue, the launch of our HTML5 cards and invitations product line with select major retailers, improved contract terms with all customers transitioning to the Company’s preferred transaction revenue share model, and the strengthening of the US dollar relative to the Canadian dollar.

The average exchange rate of the Canadian dollar compared to the US dollar decreased from 1.0080 in the three months ended March 31, 2013 to 1.1024 in the three months ended March 31, 2014. The average exchange rate of the Canadian dollar compared to the US dollar decreased from 0.9996 in the six months ended March 31, 2013 to 1.0755 in the six months ended March 31, 2014. As a result, favorable exchange rate variances accounting for revenue growth of 9.4% in the second quarter of 2014 and revenue growth of 7.6% in the six months ended March 31, 2014.

Expenses
	Three Months Ended March 31,
	2014		2013
Description

Cost of sales	$2,453,966	20%	$2,310,049	39%

Operating expenses
Software development	2,696,477	22%	2,197,413	38%
General and administration	1,034,032	8%	1,009,972	17%
Sales and marketing	363,042	3%	324,492	6%
Legal settlement	5,774,886	47%	-	-
	$12,322,403	100%	$5,841,926	100%

	Six Months Ended March 31,
	2014		2013
Description

Cost of sales	$5,531,904	29%	$5,233,252	42%

Operating expenses
Software development	5,052,534	27%	4,712,587	37%
General and administration	1,980,529	10%	1,983,666	16%
Sales and marketing	669,838	4%	658,843	5%
Legal settlement	5,774,886	30%	-	-
	$19,009,691	100%	$12,588,348	100%

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 10

Total expenses for the three and six months ended March 31, 2014 increased compared to the same period in 2013, predominantly due to the legal settlement discussed in “Contingencies” on page 14.

Cost of sales and Gross Margin

Cost of sales is comprised of costs associated with providing hosting services to our customers, customer support provided on behalf of our customers, and costs of products sold as it relates to instances where the Company is responsible for fulfillment of certain items sold. Hosting services include costs for renting our data centers, personnel costs associated with maintaining and monitoring the performance of our network, personnel and consulting costs associated with maintaining our customer’s sites and third party software licenses used in maintaining the performance of our network and platform. In addition, the Company includes costs for amortization for property and equipment used in our data centers, intangible assets such as acquired software and customer relationships, and internal use software related to revenue generating activities.

Cost of sales for the quarter and six months ended March 31, 2014 increased due to higher intangible asset amortization arising from the acquisition of Quarterhouse in April 2013. As a percentage of sales, cost of sales declined, primarily due to greater efficiencies associated with higher transaction volumes.

As a result of these period-on-period changes, gross margins were 53% and 58% for the three and six month periods compared to 43% and 51% in the same period last year respectively. This improvement in our gross margins was due to the higher revenues earned in the current periods as well as favorable foreign exchange variances resulting from the strengthening of the US dollar. Our costs of sales are predominantly denominated in Canadian dollars; whereas the majority of our revenues are denominated in US dollars and UK pounds. As a result, the weakening of the Canadian dollar as compared to the US dollars and UK pounds has had a favorable impact on our gross margins.

Operating expenses

Software development expenses increased for the three and six months ended March 31, 2014 compared to the three and six months ended March 31, 2013 as a result of higher employee expenses resulting from the acquisition of Quarterhouse in April 2013.

General and administration expenses for the three and six months ended March 31, 2014 were consistent with both the three and six month periods ended March 31, 2013.

Sales and marketing expenses increased for the three and six months ended March 31, 2014 compared to the three and six months end March 31, 2013, due to higher employee costs including severance.

On May 5, 2014, the Company announced the settlement of a dispute with Bloom in which Bloom alleged certain violations of the terms of an amended and restated master development and services agreement between Bloom and the Company. The dispute was referred to arbitration on January 28, 2014. Although the Company believes it had a strong defense to the

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 11

claim, in order to pursue certain strategic initiatives determined to be in the best interests of the Company, the Company determined to settle the claim for $5,774,886. In settling, the Company received a full and final release from Bloom from the terms of the master development and services agreement, a license to use Bloom intellectual property, and a covenant by Bloom not to sue the Company. There were no legal costs associated with this matter in the three or six months ended March 31, 2013.

Other income and expenses

During the three months ended March 31, 2014, the Company recorded an unrealized foreign exchange loss of $303,914, and a realized foreign exchange gain of $112,776. For the year to date, the Company recorded an unrealized foreign exchange loss of $865,617, and a realized foreign exchange gain of $110,719. The unrealized loss arose primarily as a result of the translation of intercompany balances between the UK subsidiaries and the Canadian parent, whereas the realized gain resulted from the strengthening of the UK pound and US dollar between the time sales invoices were raised and the receipt of funds.

Income Taxes

The Company’s net deferred tax asset as at March 31, 2014 is $2,139,068. The Company expects to utilize the net deferred tax asset through a combination of growing existing customer revenues, adding new customers and closely monitoring controllable cash costs. The Company expects to utilize the majority of the net future income tax asset over the next five to seven years.

Cash flows

The Company recorded cash inflows from operations of $1,836,951 during the three months ended March 31, 2014, as compared to cash outflows of $358,238 during the three months ended March 31, 2013. For the year to date, the Company recorded cash inflows from operations of $319,547 as compared to cash outflows of $1,080,854 for the same period in fiscal 2013. The change period-on-period was principally due to increased revenues as well as favorable changes to non-cash working capital items.

The Company’s most significant uses of cash on a year to date basis were as follows:

  Changes in non-cash working capital items, specifically accounts receivable, accounts payable and accrued liabilities; and

  An investment of $326,508 in property and equipment, and repayments of finance lease obligations of $232,369.

  A repayment of line of credit facilities of $1,170,000

On December 20, 2013, the Company announced the closing of its public offering of common shares, where the Company issued 7,119,650 common shares priced at $1.05 per common share, for gross proceeds of $7.476 million. Cash costs associated with the share issuance were $705,288.

Non-IFRS Financial Measures

The following table provides a reconciliation of the Company’s income reported in accordance with IFRS to non-IFRS Adjusted EBITDA.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 12

	Three Months Ended		Six Months Ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Net income (loss) in accordance with IFRS	$(7,395,803)	$(1,417,403)	$(6,527,541)	$(1,736,434)
Amortization of property and equipment	395,389	431,641	746,136	813,484
Amortization of intangible assets	154,700	18,704	280,688	36,246
Interest expense	21,313	-	42,472	-
Stock based compensation expense	32,297	1,587	67,260	38,038
Unrealized foreign exchange loss (gain)	303,914	(368,297)	865,617	(227,750)
Loss on disposal of property and equipment	-	-	-	480
Bargain purchase gain	28,729	-	39,262	-
One Time Legal settlement	5,774,886	-	5,774,886	-
Adjusted EBITDA	$(684,575)	$(1,333,768)	$1,288,780	$(1,075,936)
Adjusted EBITDA per share – Basic	$(0.02)	$(0.04)	$0.03	$(0.03)
Adjusted EBITDA per share – Fully Diluted	$(0.02)	$(0.04)	$0.03	$(0.03)

Weighted average shares outstanding – Basic	42,342,071	34,299,472	41,445,803	34,298,558
Weighted average shares outstanding – Fully Diluted	43,543,675	34,299,579	42,818,659	34,298,558

Non-IFRS adjusted EBITDA1 was negative $684,575 during the second quarter of fiscal 2014, compared to a non-IFRS adjusted EBITDA loss of $1,333,768 during the same period last year. Adjusted EBITDA for the six months ended March 31, 2014 increased to a positive adjusted EBITDA of $1,288,780, from negative adjusted EBITDA of $1,075,936 in the six months ended March 31, 2013. The growth in adjusted EBITDA for the three and six month ended March 31, 2014 was predominantly due to higher revenues that resulted from favorable foreign exchange rates, improved contract terms, and higher transaction volumes across our key product lines.

The Company continues to provide all information required in accordance with IFRS, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only IFRS financial measures. Accordingly, the Company uses non-IFRS financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. The primary non-IFRS financial measures utilized by the Company include adjusted EBITDA and adjusted EBITDA per share. Adjusted EBITDA is defined as earnings before interest expense, taxes, depreciation, amortization, impairment, unrealized foreign currency gains and losses and stock-based compensation.

To supplement the Company's consolidated financial statements presented on an IFRS basis, we believe that these non-IFRS measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-IFRS measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional information is not meant to be considered in

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 13

isolation or as a substitute for or superior to net income or net income per share determined in accordance with IFRS.

Commitments

At March 31, 2014, the Company committed to purchase items of equipment and internal use software totalling $50,569 (September 30, 2013: $170,995).

The contractual obligations and payments due as at March 31, 2014 are as follows:

		Payments due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years
Equipment Leases	$1,307,263	$583,428	$723,835	$-
Property Leases	2,771,235	615,165	1,212,484	943,586
Other Service Agreements	2,980,644	1,766,790	1,213,854	-
	$7,059,142	$2,965,383	$3,150,173	$943,586

Property Leases

Under the Vancouver location property lease, the Company has received $672,160 in repayable tenant improvement allowances, which bears interest at a rate of 8% per annum. The tenant improvement allowance is repayable monthly over the lease term. The Vancouver property lease expires on September 30, 2023, with the option for early termination as of September 30, 2018. The unpaid tenant improvement allowance balance would be due in the event the Company elects to terminate the lease early as September 30, 2018. The lease includes an option to extend for an additional 5 years at the then current market rental rate. In addition, the landlord has included four months of free rent as tenant inducements.

Contingencies

From time to time the Company may be involved in various litigation matters. In addition, the Company has contractual indemnification obligations as part of certain of our retailer agreements. Any losses that may arise as a result of these binding legal arrangements may be material to the consolidated financial statements.

On March 7, 2013, CreateAds LLC filed a complaint for alleged patent infringement against various customers of PNI filed in the U.S. District Court for the District of Delaware. The complaint asserts infringement of U.S. Patent No. 5,535,320, which claim among others things a method of generating a representation of a visual design and applying it to various advertising materials. PNI settled the complaint on behalf of all customers for US$105,000, in exchange for the plaintiffs dismissing all claims against the Company and its customers which was included in cost of sales.

On May 5, 2014, the Company announced the settlement of a dispute with Bloom in which Bloom alleged certain violations of the terms of an amended and restated master development and services agreement between Bloom and the Company. The dispute was referred to arbitration on January 28, 2014. Although the Company believes it had a strong defense to the claim, in order to pursue certain strategic initiatives determined to be in the best interests of the Company, the Company determined to settle the claim for $5,774,886. In settling, the Company received a full and final release from Bloom from the terms of the master development and

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 14

services agreement, a license to use Bloom intellectual property, and a covenant by Bloom not to sue the Company.

Bank Facility

The Company has a Credit Agreement with its bank (the “Bank”) which provides the Company with two separate credit facilities, being a revolving demand facility of up to $1,500,000 (“Revolving Demand Facility”) and a $1,250,000 reducing facility by way of Leases (“Lease Facility”). The two credit facilities and all other obligations of the Company to the Bank are secured by way of a General Security Agreement between the Bank and the Company, constituting a first ranking security interest in all personal property of the Company.

The Revolving Demand Facility bears interest at a rate of Bank prime + 1.50% and contains a financial covenant requiring us not to exceed a borrowing limit of 67% of good Canadian and US Accounts receivable less potential prior-ranking claims which include items such as sales and excise taxes, payroll liabilities, and overdue rent, property and business taxes. The Company has not drawn any amount with respect to the Revolving Demand Facility.

As at March 31, 2014, $777,000 of the Lease Facility had been utilized.

Liquidity and Capital Resources

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivery of cash or other financial assets. The Company's approach to managing liquidity risk is to ensure it has sufficient cash available to manage the payment of its financial liabilities. The Company has the Revolving Demand Facility in place to help manage its liquidity position, thus its liquidity position is not solely dependent on its overall volume of business activity and its ability to manage the collection and payment of its accounts receivable and accounts payable through cash flow management techniques.

The carrying values and fair values of financial liabilities as at March 31, 2014 and March 31, 2013 are as follows:

	Carrying value	Fair value	Carrying value	Fair value
March 31	2014	2014	2013	2013
Liabilities
Accounts payable and accrued liabilities	$9,119,025	$9,119,025	$3,791,151	$3,791,151
Finance lease obligations	$1,233,348	$1,233,348	$-	$-
Contingent consideration	$27,215	$27,215	$-	$-

Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default. These leases include purchase option at the end of the lease term at nominal amounts.

	Year Ended
	March 31, 2014	March 31, 2013
Gross finance lease liabilities – minimum lease payments	$1,292,474	$-
Future finance charges on finance lease liabilities	(59,126)	$-
Present value of finance lease liabilities	$1,233,348	$-

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 15

During the three and six month period ended March 31, 2014, the Company generated a positive cash flow from operations of $1,836,951 and $319,547, respectively, as compared to negative cash flow of $358,238 and $1,080,854 in the three and six months ended March 31, 2013. During the six months ended March 31, 2014 its working capital increased by $1,198,952 to $2,410,118. The Company’s liquidity position may fluctuate during the year due to a number of factors which could include unanticipated changes to its volume of business, credit losses and the extent of capital expenditure in the year. The Company’s liquidity position may also be adversely impacted by the seasonal nature of its business with the Company’s busiest period of activity typically during the first quarter of the fiscal year. As the Company has a concentration of business with select key customers, its liquidity position would be adversely impacted if one of its key customer relationships was discontinued.

The Company primarily monitors its liquidity position through forecasting expected cash flows based on the timing of expected receipts and payments. Management monitors its cash balances and projections on a weekly and monthly basis. The starting point for its analysis is based upon the contractual maturity date of its liabilities and its expected collection period for its receivables. The Company has a positive working capital position of $2,410,118 at March 31, 2014 and it manages the payment of its financial liabilities based on available cash and matching the settlement of its financial liabilities to realized financial assets. The Company also monitors its debtor collection as described in the credit risk note below. As the Company's revenues are primarily collectible within 30 days of invoicing, which is performed weekly for some customers and monthly for others, the Company aims to be able to collect its accounts receivable more promptly than it settles its third party accounts payable. However, as certain of the Company's operating expenses such as its payroll obligations are contractually due at least monthly, the Company’s working capital level could periodically change depending on the timing of the maturity of its accounts receivable and accounts payable and accrued liabilities.

The Company’s activities are being funded out of its operating cash flow, the Company’s line of credit, the financing completed in December 2013 and lease facility. Previously the Company has not encountered any difficulties doing so, however if negative operating results continue in future periods there is a risk that the Company would not be able to meet all of its contractual commitments when due. The Company has in place a revolving demand facility with its bank which, subject to certain criteria being met, could provide the Company with additional funds of up to $1,500,000 as well as a $1,250,000 lease facility.

Related Party Transactions

During the three and six months ended March 31, 2014, the Company incurred legal fees of $134,270 (2013: $113,486) and $261,542 (2013: $207,747), respectively, for services provided by McMillan LLP, a law firm of which the Corporate Secretary of the Company is a partner. Accounts payable and accrued liabilities at March 31, 2014 included $130,027 (September 30, 2013: $19,687) related to these services.

During the three and six months ended March 31, 2014, the Company incurred consulting fees of $14,782 (2013: $15,592) and $29,454 (2013: $31,005), respectively, for services provided by Digital Photoworks, a company of which a Director of the Company controls. The Company does not have any outstanding accounts payable or accrued liabilities as at March 31, 2014 related to this company (September 30, 2013: $nil).

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 16

During the three and six months ended March 31, 2014, the Company incurred employment expenses of $10,121 (2013: $nil) and $18,701 (2013: $nil), respectively, paid to a relative of an Officer of the Company for services performed in the ordinary course of business.

During the three and six months ended March 31, 2013, the Company generated revenue of $1,065 (2013: $1,541) and $2,442 (2013: $2,917), respectively, relating to transaction fees, software license and installation fees, and membership fees from a customer, Extrafilm, of which a Director of the Company controls. Accounts receivable as at March 31, 2014 included $685 (September 30, 2013: $299) related to these services.

All amounts charged were recorded at the amount of consideration established and agreed to by the related parties and having normal trade terms.

Key management includes the Company’s directors, and members of the executive team. Compensation awarded to key management included:

	Three Months Ended		Six Months Ended
Description	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013

Salaries, director fees and short-term	$400,856	$372,921	$838,188	$837,972
employee benefits
Share-based payments	28,638	4,612	62,038	36,171
Termination benefits	-	-	-	66,667

Total	$429,495	$377,533	$900,226	$940,810

Business Risks

The Company is subject to various risks and uncertainties that can significantly affect its financial performance. Key risks include the following:

Dependence on key customers

We generate a significant portion of our revenue from a small number of customers. During the second quarter of fiscal 2014, we earned $4,433,071 from three customer groups, representing 86% of our total revenue for the quarter. On a year to date basis we have earned 85% of our revenues from three customers groups. While we are working to expand our customer base, there can be no assurance we will be able to reduce our reliance on these key customers. If our existing customers do not elect to renew their contracts with us at the expiry of their current term, our recurring revenue base will be reduced, which could have a material adverse effect on our results of operations.

Furthermore, there can be no assurance that any increase in marketing and sales efforts will result in a larger market or increase in market acceptance for our services. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our proposed services do not achieve or sustain market acceptance, our proposed business, results of operations and financial condition will be materially and adversely affected.

While we assist retailers with their marketing programs, we cannot be assured that retailers will continue to market our service or that their marketing efforts will be successful in attracting and retaining end user customers. The failure to attract and retain end user customers will

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 17

adversely affect our business. In addition, if our service does not generate revenue for the retailer, we may lose retailers as customers, which would adversely affect our revenue.

Litigation Risk

We operate in an industry where intellectual property (“IP”) related litigation is common, and the Company has been subject to multiple IP related disputes in the past. If we become involved in litigation we could incur substantial costs, expenses or liability, lose our exclusive rights or be required to stop certain of our business activities. Third parties may sue us for infringing their intellectual property rights. Such claims may involve internally developed technology or technology and enhancements that we may license from third parties. Moreover, although we sometimes may be indemnified by third parties against such claims related to technology that we have licensed such infringements against the proprietary rights of others and indemnity there from may be limited, unavailable, or, where the third party lacks sufficient assets or insurance, ineffectual. Any such claims could require us to spend time and money defending against them, and, if they were decided adversely to us, could cause us to:

  pay damages;

  be subject to injunctions; or,

  Halt deployment of our network and products while we re-engineer them or seek licenses to the necessary technology, which necessary licenses may increase our costs and might not be available on reasonable terms.

Market and competition

There are inherent risks in the market for technological solutions. With the recent mass acceptance of the digital camera and camera mobile phone, the photography industry is quickly moving to employ an online technology, such as that offered by the Company. The Company’s primary competition consists of very large, established corporations which can afford to meet the ever changing demands of this marketplace. To the extent that the Company does not have, or cannot continue to raise, the funds necessary to expand its market offering or to penetrate this market in a timely and cost effective manner, or achieve cost-effective pricing for its services, the Company’s business growth could be adversely affected.

Changes in technology

The markets in which the Company operates are characterized by changing technology and evolving industry standards. The Company’s ability to anticipate changes in technology, technical standards and service offerings is a significant factor in its ability to compete or expand into new markets. With limited experience in meeting customer requirements, there can be no assurance that the Company will be successful in continuing to identify, develop and market service offerings that will respond to technological change, evolving standards or individual customer standards and requirements.

Dependence on key people

The Company’s growth and continued success depend on its ability to attract, retain, train and motivate highly skilled people. There can be significant competition for such people. There can be no assurance that the Company can retain its current key employees or attract and retain

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 18

additional employees as needed. The loss of certain key employees could have an adverse impact upon the Company’s growth, business and profitability.

Potential for liability

There is a risk that the Company’s systems may contain errors or defects or fail to perform. The Company currently contractually limits its liability for damages arising from its provision of services. While this is true of the vast majority of the Company’s contracts today, such limitations of liability may not have been included in all of the Company’s contractual arrangements in the past. Where such limitations have been included, there can be no assurance that they will be enforceable in all circumstances and will protect the Company from liability for damages. Furthermore, litigation regardless of contracts could result in substantial cost to the Company, divert management’s attention and resources from the Company’s operation, and result in negative publicity that may impair the Company’s ongoing marketing efforts.

Currency exchange risk

The Company has customers in various countries around the World and in some cases issues invoices in the customer’s currency. As a result of this, the Company is exposed to fluctuations in the value of the foreign currency in which invoices are raised compared to the functional currency of the entity that raised the invoice. The main exposure for the Company in this regard relates to fluctuations in the value of the U.S. dollar and U.K. pound against the Canadian dollar. At this time the Company does not employ a hedge program. However, if there is a material change in circumstances and if the Company’s expansion into either the U.S. or U.K. marketplaces results in either a significant increase in revenues or expenses, then the level of the Company’s risk to changes in the exchange rate could become important. Monetary assets and liabilities denominated in a currency that is not the primary or functional currency of the related subsidiary are translated to the functional currency of the subsidiary at the rate of exchange in effect at the balance sheet date with any resulting gain or loss included in the statement of loss.

Translation risk

The Company translates the assets and liabilities of self-sustaining foreign operations to Canadian dollars at the rate of exchange prevailing at the balance sheet dates. Gains and losses resulting from these translation adjustments for self-sustaining foreign operations are recorded in accumulated other comprehensive income, a component of shareholders’ equity, until there is a realized reduction in the net investment in the foreign operation.

Rapid growth and expansion

We have operations in Vancouver, Canada, Southampton, United Kingdom and Austin, Texas, United States. Our rapid growth and expansion has placed and will continue to place, a strain on our administrative and operational infrastructure. Our ability to manage our operations and future growth will require us to continue to refine our operational, financial and management controls, human resource policies and reporting systems. If we are unable to manage future expansion, we may not be able to implement improvement to our controls, policies and systems in an efficient or timely manner which could impact the services we offer to our customers and ultimately our business results.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 19

Interruption to our network infrastructure

The satisfactory performance, reliability and availability of our network infrastructure are critical to our business. Any interruptions that result in the unavailability of services to our customers could result in financial penalties, damage our reputation, and limit our ability to renew contracts with customers as they come due or win business from new customers. All of the hardware that makes up network infrastructure is located in secure third party locations in Canada and as a result we depend in part on these third parties to offer continued secure and reliable services including security, power, air conditioning and bandwidth. We have in place with these third parties service level agreements that provide us with financial compensation in the event of circumstances that interrupt the provision of services, however any financial compensation received under these agreements may not be sufficient to cover actions taken by our customers for their loss of business or the longer-term effects on our reputation if we are unable to maintain the services we are contractually required to.

Financial instruments

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable, settlement of liabilities and management of cash and cash equivalents.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivables, other current assets, accounts payable, line of credit and overdraft, finance lease obligations and contingent consideration.

Cash and cash equivalents, accounts receivables, other current assets, accounts payable, line of credit and bank overdraft are designated as “loans and receivables” and are measured at amortized cost.

Contingent consideration is designated as fair value through the income and loss and measured at fair value.

The carrying value of accounts receivables, other current assets, accounts payable, line of credit and bank overdraft, and contingent consideration approximate their fair values due to their immediate or short-term maturity.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company aims to protect its cash and cash equivalents from undue risk by holding them with various high credit quality financial institutions located in Canada and the United Kingdom. In circumstances in which a bank in which the Company holds a deposit has any significant decline in its credit rating, the Company carefully monitors the extent of any credit risk net of government deposit guarantees and, where appropriate, would take remedial action to minimise the risk of any potential credit loss. Of the amounts held with financial institutions on deposit, $100,000 is covered by the Canada Deposit Insurance Corporation, leaving $7,492,901 at risk should the financial institutions with which the deposits are held cease trading.

The Company's accounts receivable are all from large, well-known retailers located primarily in Canada, the United States and the United Kingdom. Credit risk from accounts receivable

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 20

encompasses the default risk of retail customers. The Company manages its exposure to credit risk by only working with larger, reputable companies and prior to accepting new customers; the Company assesses the risk of default associated with a particular company. In addition, on an ongoing basis, management monitor the level of accounts receivable attributable to each customer and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue.

Management does not believe that there is significant credit risk arising from any of the Company's customers; however, should one of the Company's main customers be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At March 31 2014, four customers each account for 10% or more of total trade accounts receivable (March 31, 2013 – four customers).

Financial assets past due

At March 31, 2014, the Company has a provision of $41,548 against trade accounts receivable, the collection of which is considered doubtful.

As at March 31, 2014:

		Financial assets that are past due but not impaired
	Neither past				Carrying
	due nor	31 – 60 days	61 – 90 days	91 days +	value on the
	impaired				balance sheet
Trade accounts receivable	$1,536,552	$930,296	$1,007,245	$217,306	$3,691,402
Other	917	-	-	-	917
Total	$1,537,469	$930,296	$1,007,245	$217,306	$3,692,318

The definition of items that are past due is determined by reference to terms agreed with individual customers. Of the 91 days+ balance outstanding at March 31, 2014, 12% has been subsequently collected as at April 30, 2014. None of the amounts outstanding have been challenged by the respective customer(s) and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. All amounts neither past due nor impaired are collectible from large, well-known retailers located in Canada, the United States and the United Kingdom. The Company is not aware of any information suggesting that the collectability of these amounts is in doubt.

Market risk

Market risk is the risk to the Company that the fair value or future cash flows of financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues and incurring expenses in

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 21

foreign currencies, holding cash and cash equivalents which earn interest and having operations based in the United Kingdom in the form of its wholly owned subsidiary, PNI Digital Media Europe Ltd.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents. The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day-to-day requirements and to place any amounts which are considered in excess of day-to-day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can be obtained on short-notice.

Currency risk

The Company generates revenues and incurs expenses and expenditures primarily in Canada, the United States and the United Kingdom and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. The Company does not utilise any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At March 31, 2014, through its wholly owned subsidiaries, the Company had cash and cash equivalents of $734,715, accounts receivable of $943,857 and accounts payable of $67,749 which were denominated in UK £. In addition, at March 31, 2014, the Company had cash and cash equivalents of $5,193,886, accounts receivable of $2,353,578 and accounts payable of $710,635 which were denominated in US$.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net earnings for the year which a change in foreign exchange rates or interest rates during the twelve months ended March 31, 2014 would have had.

This sensitivity analysis includes the following assumptions:

  Changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter

  Changes in market interest rates do not cause a change in foreign exchange rates

The results of the foreign exchange rate sensitivity analysis can be seen in the following table:

Impact on net income
$
Change of +/- 10% in US$ foreign exchange rate	+/-683,683
Change of +/- 10% in UK£ foreign exchange rate	+/-161,082

The above results arise primarily as a result of the Company having US$ denominated trade accounts receivable balances, trade accounts payable balances and bank account balances.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 22

Limitations of sensitivity analysis

The above table demonstrates the effect of either a change in foreign exchange rates or interest rates in isolation. In reality, there is a correlation between the two factors.

Additionally, the financial position of the Company may vary at the time that a change in either of these factors occurs, causing the impact on the Company’s results to differ from that shown above.

Condensed quarterly financial information

The following table provides selected quarterly information for our eight most recent quarters in Canadian dollars. This data is provided for informational purposes only.

Demand for photofinishing products is highly seasonal, with a significant proportion of recurring revenues being generated during the Company’s first fiscal (fourth calendar) quarter. Due to the seasonal nature of our business, the results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the fiscal year.

This information is unaudited, but reflects all adjustments of a normal, recurring nature which are, in the opinion of management, necessary to present a fair statement of our results of operations for the periods presented. Quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indicator of future performance.

	Mar 31, 2014	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013
Revenue	$5,167,404	$8,150,591	$5,393,538	$4,916,166
Net income (loss) for the period	(7,154,999)	868,262	(4,190,904)	(1,739,991)
Basic income (loss) per share	(0.17)	0.02	(0.12)	(0.05)
Fully diluted income (loss) per share	(0.17)	0.02	(0.12)	(0.05)

	Mar 31, 2013	Dec 31, 2012	Sept 30, 2012	Jun 30, 2012
Revenue	$4,033,516	$6,555,984	$5,072,694	$5,684,509
Net income (loss) for the period	(1,417,403)	(319,032)	(4,718,901)	(83,264)
Basic income (loss) per share	(0.04)	(0.01)	(0.14)	(0.00)
Fully diluted income (loss) per share	(0.04)	(0.01)	(0.14)	(0.00)

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 23

Quarterly revenue breakdown

	Mar 31, 2014	Dec 31, 2013	Sep 30, 2013	Jun 30, 2013
Transaction fees	$2,963,215	$6,400,448	$4,105,904	$3,820,338
Software licenses and installation fees	297,213	222,995	240,527	239,698
Membership fees	1,264,466	912,839	415,957	414,918
Professional fees	89,022	157,166	147,389	30,274
Archive fees	553,488	457,143	483,761	410,938
	$5,167,404	$8,150,591	$5,393,538	$4,916,166

	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012
Transaction fees	$2,991,870	$5,386,903	$3,930,540	$4,361,343
Software licenses and installation fees	223,642	325,015	329,609	530,672
Membership fees	413,810	416,706	451,336	445,281
Professional fees	27,200	100,091	47,559	69,723
Archive fees	376,994	327,269	313,650	277,490
	$4,033,516	$6,555,984	$5,072,694	$5,684,509

Trend Information

We continue to see significant increase in usage from existing customers connected to our PNI Digital Media Platform. However, due to additional factors that have to be taken into account, including but not limited to currency fluctuations, and changes in product mix from prints to non-print merchandise such as photo books, photo cards, and the number of prints made from images uploaded through one of our retail customer’s sites, the Company’s results may not always mirror the overall transaction level growth seen within the wider industry.

Our business is seasonal, with a significant proportion of our recurring revenues, net income and operating cash flows generated during our first fiscal (fourth calendar) quarter.

Effective September, 1, 2013, PNI has successfully transitioned the last of its significant retailer agreements that based PNI’s compensation on a legacy image upload model to the Company’s preferred transaction revenue share model. With a transaction fee model, PNI is now better positioned to participate in the revenue growth our retailers continue to see in the overall photo market.

Outstanding share information

The following table provides outstanding share information for the Company as at September 30, 2013 and April 30, 2014.

	April 30, 2014	September 30, 2013
Authorized
Common shares	Unlimited	Unlimited
Preferred shares	Unlimited	Unlimited

Issued and outstanding
Common shares – issued	41,445,803	34,299,471
Common shares - outstanding	41,445,803	34,299,471
Preferred shares	-	-

Options
Outstanding	2,482,5500	2,600,000

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 24

Exercisable	880,539	663,878

Broker Options
Outstanding	427,179	-
Exercisable	427,179	-

Deferred share units
Issued	-	29,082
Outstanding	-	29,082

Basis of preparation and adoption of IFRS

We prepare our consolidated financial statements in accordance with the Handbook of The Canadian Institute of Chartered Accountants. In 2010, this Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, we have commenced reporting on this basis in 2012 consolidated financial statements. Our basis of presentation and accounting policies are described in detail in notes 2 and 3 of our consolidated financial statements for the year ended September 30, 2013.

Critical accounting estimates

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based upon historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates are evaluated on an ongoing basis and form the basis for making judgments regarding the carrying values of assets and liabilities and the reported amount of revenues and expenses. Actual results may differ from these estimates under different assumptions.

Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Recoverability of deferred income tax assets

The amount recognised as deferred income tax asset is determined using the undiscounted cash flows aligned with estimates used in impairment the analysis for goodwill. Management considers all factors that could affect the probability that future taxable profits will be available. The factors include profitability of operations, estimate of terminal value, and customer renewal rates. The amount recognised is sensitive to the risk of loss of certain key customers.

Share-based payments

The Company’s share-based awards may take the form of stock options, Performance Share Units (“PSU”), and Restricted Share Units (“RSU”) which are granted to directors and certain employees of the Company as an element of compensation. The cost of the service received

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 25

as consideration is measured based on an estimate of fair value at the date of the grant. The grant-date fair value is recognized as compensation expense over the related service period with a corresponding increase in contributed surplus. If awards are granted, each vesting tranche is accounted for as a separate award. Compensation expense is recognized for awards expected to vest over the applicable vesting period with a corresponding increase in contributed surplus.

On exercise of stock options, the Company issues common shares from treasury and the consideration received together with the compensation expense previously recorded to contribute surplus is credited to share capital. On vesting of PSUs and RSUs, the Company issues common shares from treasury and the compensation expense previously recorded to contributed surplus is credited to share capital. All awards are equity settled.

The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option. The Black-Scholes option pricing model requires the Company to estimate the expected term of the options granted the volatility of the Company’s common shares, forfeitures, and any expected dividend yield. The Company estimates the expected term of the options granted by considering the Company’s historical experience involving stock option exercise; cancellations and expiries; volatility is estimated with reference to historical volatility data; forfeitures are estimated with reference to historical forfeiture data. The Company does not currently anticipate paying any cash dividends in the foreseeable future and therefore has used an expected dividend yield of zero. Black-Scholes model also requires the Company to input a risk-free interest rate and the Company uses the Bank of Canada marketable bond rates.

The fair value of each PSU and RSU awarded is based upon the quoted price of the Company’s stock on the date of grant. All PSU and RSU awards are equity settled. As it relates to PSUs and RSUs, the Company estimates the expected forfeiture rate and no value is attributed to awards that the employee is expected to forfeit as a result of not achieving the service or performance conditions. The expected forfeiture rate is adjusted for actual forfeitures when they occur.

Management’s statement of responsibility

The consolidated financial statements contained in this report have been prepared by management in accordance with IFRS and have been approved by the Board of Directors. The integrity and objectivity of the consolidated financial statements are the responsibility of management. In addition, management is responsible for all other information in this report and for ensuring that this information is consistent, where appropriate, with the information contained in the consolidated financial statements.

Management maintains a system of internal accounting controls to provide reasonable assurance that the Company’s assets are safeguarded and accounted for, and to facilitate the preparation of relevant, reliable, and timely financial information. Where necessary, management uses its best judgment to make estimates required to ensure fair and consistent presentation of this information.

The Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 26

The CEO and the CFO have evaluated the design and operation of the Company’s disclosure controls and procedures related to the preparation of Management’s discussion and analysis and the consolidated financial statements. They have concluded that the Company’s disclosure controls and procedures were effective.

Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company’s disclosure controls or internal control over financial reporting during the three month period ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Based on the evaluation of the design and operating effectiveness of the company’s internal controls over financial reporting, the CEO and the CFO concluded that the company’s internal control over financial reporting was effective as at March 31, 2014.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and exercises this responsibility principally through the Audit Committee. The Audit Committee includes four directors, all four of whom are not involved in the daily operations of the Company. The functions of the Audit Committee are to review the quarterly and annual consolidated financial statements; review the adequacy of the system of internal controls; review any relevant accounting, financial and security regulatory matters; and recommend the appointment of external auditors.

Forward looking statements

This Management’s discussion and analysis contains statements about expected future events and financial and operating results of PNI Digital Media Inc. that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. These forward-looking statements are based on current expectations. There is substantial risk that forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on the Company’s forward-looking statements as a number of factors including, but not limited to, changes in the market for our services, changes in the economy, increasing competition in our market, the risk of loss of current customers, risks related to changes in technology, employee retention, inability to deliver on contracts, failure of customers to adequately market the online photo-finishing services they provide, foreign exchange, and risks with respect to our financial capacity could cause actual future results, conditions, actions or events to differ materially from targets, expectations, estimates or intentions expressed in the forward-looking statements; many of which are beyond the Company’s control.

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 27

Future events and results may vary significantly from what the Company currently foresees. We are under no obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the section entitled “Business Risks”.

Additional information

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov/edgar.shtml

PNI Digital Media Inc.
Management’s Discussion and Analysis
For the three and six month period ended March 31, 2014	Page 28